July 15, 2021	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Global Crossing Airlines Group Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

CIK No. 0001846084

Dear Ms. Majmudar:

On behalf of our client, Global Crossing Airlines Group Inc. (the “Company”), this letter sets forth the response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 1, 2021, to the Company’s Registration Statement on Form S-1 (CIK No. 0001846084) (the “Registration Statement”). The Registration Statement was filed with the Commission on June 4, 2021. For your convenience, the Staff’s comments have been set forth below in bold face type in their entirety, with the Company’s response to a particular comment set out immediately beneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. This letter is being filed with the Commission with Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Draft Registration Statement on Form S-1 filed June 4, 2021

Cover Page

1.	Please indicate the market price of your common stock as of the latest practicable date on your prospectus cover page. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response:	The Company has revised its disclosure on the cover page of the prospectus in response to the Staff’s comment.

200 South Biscayne Boulevard 30th Floor Miami, FL 33131

305.704.5940   800.215.2137   305.704.5955 Fax   cozen.com

Anuja A. Majmudar

United States Securities and Exchange Commission

July 15, 2021

Summary of the Prospectus, page 1

2.

You state on page 1 that assuming completion of this offering and the U.S. airline certification process, you plan to begin operating a charter air service. However, you will not receive any proceeds from the securities sold pursuant to this registration statement.

Please expand your disclosure to provide details regarding the amount and source of funds needed to fulfill certain milestones and commence operations. In this regard, we note your reference to a “financing plan” on page 3.

Response:	As of June 30, 2021, Global Crossing has raised approximately $23 million in net proceeds through three separate private placement offerings of its capital stock. GlobalX currently has over $10 million in available cash along with $2M in deposits and prepaids. These cash amounts are sufficient available capital to achieve the milestones referenced herein. This registration statement is to register the shares issued in the private placements referenced above.

The Company has revised its disclosure on pages 1 and 3 in response to the Staff’s comment.

3.	We note you intend to operate a “US 121 Flag and Supplemental charter airline in the United States.” Please expand your disclosure to define “Flag and Supplemental charter airline.”

Response:	The following definition has been added on page 2 in response to the Staff’s comment:

Part 121 Domestic, Flag, and Supplemental: 121 certificated carriers are given specific permission within their Operations Specifications to conduct one or more of those three types of operations — Domestic, Flag, and Supplemental. A 121 operation must be operated under one of those three types, with slightly different rule requirements for each. US-to-US location is a domestic operation, US-to-non US location is a flag operation, and all-cargo or “large aircraft charters” are a supplemental operation.

4.

We note that the completion of certain milestones have target dates for the second quarter of 2021. In your next amendment, please update the status of the milestones for your passenger and cargo charter operations.

Response:	The status of these milestones has been updated as follows:

Anuja A. Majmudar

United States Securities and Exchange Commission

July 15, 2021

Milestones for Passenger Charter Operations

Business Objectives Target Dates
Delivery of first A320 (completed)	Q1 2021
FAA Certification (A320)	Q3 2021
Commence passenger charter operations (A320)	Q3 2021

Milestones for Cargo Charter Operations

Business Objectives Target Dates
Apply to the FAA for Cargo Charter operating authority	Q3 2021
Delivery of first A321F	Q4 2021
FAA Cargo Charter Certification	Q1 2022
Commence cargo charter operations (A321F)	Q1 2022

The Company has revised its disclosure on pages 4 and 54 in response to the Staff’s comment.

5.

We note your disclosure with respect to cargo charter flights that you intend to operate the A321Fs under ACMI/Wet Lease charter operations with major package operators, and note your disclosure that under these arrangements, customarily, these operators will “take all of the risk” and provide all ground handling and cargo-specific operations, with GlobalX providing the ACMI. Please revise to clarify the risks that you are referencing, and provide the basis for such statement.

Response:

When operated under an ACMI/Wet Lease contract, in this case, the major package carriers assume all of the commercial risk associated with selling the cargo capacity to make a profit. GlobalX retains operational risk. We have revised the disclosure to delete “take all of the risk” and replaced with the language “take the commercial risk associated with the selling of cargo”.

The Company has revised its disclosure on pages 4 and 54 in response to the Staff’s comment.

6.	Please clarify your disclosure on page 9 that GlobalX will be emerging from COVID-19 with zero legacy costs or debt.

Response:	The Company has revised its disclosure on page 9 to delete that language in response to the Staff’s comment.

7.

Please revise to clarify the material terms of the Airport Use Agreement with Miami International Airport. In that regard, we note the risk factor disclosure beginning on page 20 regarding the risk that you may be unable to secure operating capacity at such airport.

Anuja A. Majmudar

United States Securities and Exchange Commission

July 15, 2021

Response:	The airport use agreement details all of the fees and costs charged by Miami International Airport in connection with using Miami International Airport. This Agreement does not guarantee availability of boarding gates or landing slots. To date we have not had any issue securing boarding gates or loading slots, but that is a potential risk if they were to limit our access due to increased air traffic.

The Company has revised its disclosure on page 16 in response to the Staff’s comment.

8.

We note your disclosure on page 45 that without additional financing, you will be unable to fund general and administrative expenses and working capital requirements for the next 12 months. Please include such disclosure in your prospectus summary.

Response:	The Company has revised its disclosure on page 4 to add this disclosure in response to the Staff’s comment.

Distribution and Sales, page 7

9.

Please revise to include additional disclosure regarding the reference to Eastern Airlines here, including the officers and directors that were part of Eastern Airlines, their roles with the company and the years during which they served in those roles.

Response:

Ed Wegel served as the President and CEO of Eastern Airlines from 2008 to 2016. Juan Nunez served as the Chief Pilot and Director of Operations at Eastern Airlines from 2014 to 2017. The Company has added this disclosure on pages 7 and 58 in response to the Staff’s comment.

Risk Factors

Our liquidity would be adversely impacted, potentially materially, in the event one or more of credit card processors..., page 18

10.

We note your disclosure that if you fail to meet certain liquidity and other financial covenants, your credit card processors have the right to hold back credit card remittances to cover your obligations to them. If material, please disclose such liquidity and other financial covenants.

Response:

A small portion of our flights (less than 10%) will be paid for via credit cards. Credit card processors require 110% of the purchase price of the tickets purchased for all unflown flights to be held in escrow with the processor until the flight is flown and then those funds will be released within 24 hours. Due to the immaterial amounts typically held in escrow, no additional disclosure has been included.

Anuja A. Majmudar

United States Securities and Exchange Commission

July 15, 2021

We are subject to extensive regulation by the FAA..., page 25

11.

Your disclosure in this risk factor that you currently provide service in a large number of countries outside the United States does not appear to be consistent with disclosure elsewhere in the filing. Please revise or advise.

Response:	In response to the Staff’s comment, the referenced disclosure has been revised on page 25 to the following:

“We are subject to numerous foreign regulations in countries outside the United States where we hope to provide service to as a US Flag Carrier. If we are not able to comply with the regulatory regime in such countries, our ability to grow the business could be significantly harmed.”

Cautionary Note Regarding Forward-Looking Statements, page 31

12.

We note your disclosure that some of the information contained in this prospectus contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Please provide your basis for such statement.

Response:	Because the issuer is not currently a reporting company, we have deleted the portion of this statement regarding the “safe harbor.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

13.	Please disclose all material terms of the share subscription facility with GEM.

Response:

GEM facility is a share subscription facility where GEM will purchase shares of our common stock at a 10% discount to an average closing price over an agreed number of days subject to a floor as determined by GlobalX. There is no obligation of GlobalX to use the facility. In exchange, GEM is entitled to a 2% commitment fee of the total value of the agreement payable over 24 months and was issued warrants to purchase 2,106,290 shares of common stock of C$0.50 per share.

The Company has revised its disclosure on page 38 to add this language in response to the Staff’s comment.

Anuja A. Majmudar

United States Securities and Exchange Commission

July 15, 2021

Outlook, page 35

14.

We note your disclosure in the sixth point on page 35 of your plan to spin-out 100% of your subsidiary Canada Jetlines Operations Ltd. to another existing wholly owned subsidiary that you plan to rename Canada Jetlines Vacations. However, we also note that you issued a press release on June 28, 2021 indicating that 75% of this entity has been spun-off to shareholders and that you will retain 25% of its stock.

Please update or reconcile your disclosure and press release, and include comparable details in MD&A, to describe the purpose of the transaction and the composition of the entity, including any contractual arrangements, management, staffing and any assets and liabilities conveyed. Tell us how you considered whether to include pro forma financial statements to depict the spin off.

Response:	The 100% spin off is now completed. In addition, we added the following disclosure on page 48 in response to the Staff’s comment:

Subsequent to March 31, 2021 GlobalX spun off Canada Jetlines Operations Ltd (CJOL) in order to monetize the assets of that entity. In order to monetize the assets of CJOL, CJOL needs to acquire a Canadian Air Operating Certificate (AOC). In order to acquire an AOC, CJOL needs to comply with Canadian Transport Agency foreign ownership restrictions under which no foreign company can own more than 25% of CJOL. With the completion of the spin out on July 2, 2021 each shareholder of GlobalX as of the record date for the Arrangement (“Record Date”), will receive one share of CJOL for every two shares of GlobalX held on the Record Date. It is expected that the CJOL shares shall be distributed to GlobalX shareholders on or about July 2, 2021. The CJOL shares are distributed by way of dividend at a value of Cdn$0.15 per CJOL shares. 50% of the CJOL shares will be subject to a transfer restriction that will expire 12 months from the effective date of the Arrangement. As of the closing of the Arrangement there are a total of 33,403,145 CJOL shares issued and outstanding (including the 8,350,786 shares that have been retained by GlobalX representing 25% of the issued and outstanding CJOL shares).

GlobalX has also agreed to provide a bridge loan in the amount of $350,000 to support initial operations and there are no other contractual agreements in place as of today.

Anuja A. Majmudar

United States Securities and Exchange Commission

July 15, 2021

Business

IT Map, page 63

15.	Please modify your graphic here to ensure that all text is legible and revise this section to include additional narrative details with a view to provide context for the graphics.

Response:	This graphic has been deleted in its entirety.

Management, page 68

16.

We note several of your officer and director biographies where the principal occupation and employment is unclear during the past five years. Please revise to disclose your officers’ and directors’ principal occupations and employment during the past five years, including the name, and principal business of any corporation or other organization. Refer to Item 401(e) of Regulation S-K.

Response:	The Company has revised its disclosure on pages 68 through 71 in response to the Staff’s comment.

Selling Stockholders, page 87

17.

We note that you seek to register the resale of up to 22,089,034 shares of common stock pursuant to this registration statement. However, it appears that the column for the maximum number of shares offered for resale total 22,129,034 shares. Please revise to address this apparent discrepancy.

Response:	The table on page 85 has been revised to reflect the proper amount of shares being resold.

18.

We note your disclosure that the percentages in the table in the Selling Stockholders section reflect the securities beneficially owned by the selling stockholders as a percentage of the total number of shares of common stock outstanding as of March 31, 2021. Please revise to update such information as of the latest practicable date.

Response:	The Company has revised its disclosure on page 85 in response to the Staff’s comment.

Financial Statements as of and for the year ended December 31, 2020

Note 1—Nature of Operations and Going Concern, page F-7

19.

We note that you have a reference to the financial statement index in the forepart of the filing although the index referenced only lists the annual financial statements. Please expand the index on page F-1 to also include the interim financial statements that begin on page F-27.

Response:	The Company has revised its disclosure on page F-1 in response to the Staff’s comment.

Anuja A. Majmudar

United States Securities and Exchange Commission

July 15, 2021

20.	Please correct the column labeling on page F-3 which currently indicates you are reporting balances as of December 31, 2021.

Please also revise disclosures throughout your filing as necessary to present columnar information in a consistent manner, in terms of ordering the most recent and prior periods from left-to-right. For example, the most recent balances and activity are shown first, from left-to-right, in your annual and interim financial statements and in MD&A, while the ordering is reversed in your presentation of summary and selected financial data on pages 13 and 32.

Response:	The Company has revised its disclosure on pages 13, 32 and F-1 in response to the Staff’s comment.

21.

We note that in the first and second paragraphs under this heading you refer to Global Crossing Airlines, Inc. as “the Company,” “Global,” and “Global USA,” although you also have disclosures on pages 1 and 33 that refer to Global Crossing Airlines Group Inc. as both “the Company” and “GlobalX,” while disclosures on pages 10 and 67 indicate that Global Crossing Airlines, Inc. and Global Crossing Airlines Group Inc. are the same entity with a name change.

The lack of specificity appears to yield disclosure under this heading of a business acquisition in which the company has acquired itself. Please reformulate these disclosures, and any similar disclosures elsewhere in your filing (e.g., as appear in Note 3 on page F-12), as necessary to clearly identify the parties to the transaction with distinct nomenclature, and to clearly describe the nature and status of each entity, including any prior business endeavors, and reasons for the transaction.

Given your disclosure indicating the company is “a continuation of Global USA” it should be clear which business is being continued and which business is being acquired or discontinued if that is the case. Please describe the utility of the transaction to the continuing entity.

Response:	The Company has revised its disclosure throughout Amendment No. 1 in response to the Staff’s comment.

22.

We note your disclosure explaining that your shares trade on the TSX Venture Exchange under the symbol “JET” and on page 83 you indicate your shares also trade on the OTCQB Marketplace under the symbol “JETMF.” Please expand your disclosures to clarify the extent to which you have publicly filed any financial reports and to identify the venue(s) in which any historical financial reports are available.

Response:	The Company has revised its disclosure on page 83 in response to the Staff’s comment.

Anuja A. Majmudar

United States Securities and Exchange Commission

July 15, 2021

Note 2 Basis of Presentation and Summary of Significant Accounting Policies

Property and Equipment, page F-9

23.	Please disclose how you plan to account for any airframe and engine overhaul costs, considering the guidance in FASB ASC 908-360-25-2.

Response:

Airframe and engine overhaul costs will be recorded using the deferral method in accordance with ASC 908-360. Under the deferral method, the actual cost of each overhaul is capitalized and amortized over the estimated period to the next major planned maintenance.

The Company has revised its disclosure on pages F-9 and F-10 in response to the Staff’s comment.

Note 3 Acquisition, page F-12

24.

Please expand your disclosure to clarify the terms under which 2,357,594 “consideration warrants” were issued to Global USA shareholders and to clarify how the recipients exercised these warrants “in exchange for the settlement of $589,400 in Global USA liabilities outstanding as of February 29, 2020.” Please describe the mechanism by which the liabilities were settled, disclose the exercise price, and clarify whether the intention was for Canada Jetlines Ltd. to settle liabilities of Global USA.

Response:

Global USA owed money to its founders and the debt was evidenced by a shareholder loan. This loan was converted to equity via consideration warrants to purchase 2,357,594 shares of common stock at the exercise price of $0.25, which is consistent with all share price transactions. This was done to reduce the working capital deficit of the combined companies to ensure compliance with TSX filing requirements.

The Company has revised its disclosure on page F-13 in response to the Staff’s comment.

Financial Statements as of and for the period ended March 31, 2021

Note 3 Deferred Financing Fee, page F-34

25.

We note that in connection with the GEM Global Yield LLC agreement you issued a note for $2,000,000 CND ($1,570,800 USD), and that as of December 31, 2020 and March 31, 2021, a total of $1,570,800 was reported on your balance sheet for this obligation, although with differences in the short and long term classifications. If the note is denominated in a currency other than your functional currency, please disclose how you are accounting for transaction gains or losses under FASB ASC 830-20-35-1 and 2.

Anuja A. Majmudar

United States Securities and Exchange Commission

July 15, 2021

Response:	The Company has revised its disclosure on page F-8 in response to the Staff’s comment.

Note 10. Share Capital and Additional Paid-in Capital Authorized, page F-38

26.

We note that you report in your Statements of Changes in Shareholders’ Equity for the year ended December 31, 2020, on pages F-6 and F-31, 8,482,990 shares of your common stock and a debit to additional paid in capital of $1,286,533 related to the effect of the reverse merger. We also see that Global USA share activity prior to the merger has been recast to reflect the 9,485,257 shares issued in completing the transaction.

Please expand your disclosures in Note 3 on page F-12, Note 12 on page F-19, and Note 10 on page F-38 to explain how the number of shares and warrants issued in the reverse merger were determined, and to specify the relative ownership interests of the two shareholder groups following the transaction.

Please clarify the relative significance of the two entities prior to the merger, including the extent and nature of any operations, assets and liabilities, and describe the composition of the adjustment to additional paid in capital.

In addition to the incremental disclosures requested above, also describe for us the motivations of the parties involved in the transaction, as pertain to the entities prior to the merger, and describe the extent of any common ownership, interests or relationships, as may include officers/employees, directors and creditors.

Response:	The Company has revised its disclosure on pages F-13 and F-20 in response to the Staff’s comment.

27.

Please revise your disclosures under this heading, and the corresponding information in Note 12 on page F-19, as necessary to specify the total numbers of shares involved in any consolidation or exchange of interests, before and after the transaction, and from the perspective of each entity for transactions involving more than one entity. For example, this would apply to the one-for-ten share consolidation, and the one-for-18,971 Global USA share exchange, which occurred on June 23, 2020.

Response:	The Company has revised its disclosure on page F-20 in response to the Staff’s comment.

Exhibits

28.

Please file as exhibits to your registration statement the agreements entered into with SmartLynx Airlines, agreements regarding holdbacks for credit card transactions, your joint venture agreement with Global Aviation Services, Inc., and your registration rights and nomination rights agreements with Ascent, or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Anuja A. Majmudar

United States Securities and Exchange Commission

July 15, 2021

Response:	The following agreements have been added as exhibits on page II-13 and will be filed with the next amendment to the Registration Statement:

Nomination Rights Agreement, dated April 20, 2021, by and between the Company and Ascent Global Logistics, Inc.

Registration Rights Agreement, dated April 20, 2021, by and between the Company and Ascent Global Logistics, Inc.

Master Service Agreement, dated May 18, 2021 by and among Global Crossing Airlines LLC and U.S. Bank National Association, acting through Elavon Canada Company

Bridge Loan Agreement, dated June 3, 2021 between Canada Jetlines Operations Ltd. and the Company

Framework Agreement, dated June 23, 2020 by and among the Company and SmartLynx Airlines Malta Limited

Joint Venture Agreement, dated September 9, 2020 between KD Holdings LLC and Global Crossing Airlines LLC

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Ryan Goepel, the Company’s Chief Financial Officer, at 786.751.8503, or me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier
Martin T. Schrier

cc:	Laura Nicholson, Esq., U.S. Securities and Exchange Commission

John Cannarella, Esq., U.S. Securities and Exchange Commission

Ryan Goepel, Global Crossing Airlines Group Inc.

Edward J. Wegel, Global Crossing Airlines Group Inc.

Jahan Islami, Esq., Cozen O’Connor